SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Kendle International Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

48880L 10 7
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 48880L 10 7	13D	Page 2 of 4 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Christopher C. Bergen

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 987,793

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 987,793

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 987,793

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person (See Instructions) IN

Page 3 of 4 pages

Item 1(a)          Name of Issuer:    Kendle International Inc.

Item 1(b)          Address of Issuer's Principal Executive Office:

                          1200 Carew Tower
                          441 Vine Street
                          Cincinnati, Ohio 45202

Item 2(a)          Name of Person Filing:    Christopher C. Bergen

Item 2(b)          Address of Principal Business Office:

                          1200 Carew Tower
                          441 Vine Street
                          Cincinnati, Ohio 45202

Item 2(c)          Citizenship:     U.S.A.

Item 2(d)          Title of Class of Securities:    Common Stock, No Par Value

Item 2(e)          CUSIP Number:     48880L 10 7

Item 3              If this Statement is Filed Pursuant to Rule 13d-1(b) or
                        13d-2(b) or (c), check whether the Person Filing is a:    N/A

Item 4             Ownership:

(a) (b) (c)	See Item 9 of cover page. See Item 11 of cover page. See Items 5-8 of cover page.

         Shares numbers in Items 5, 7 and 9 include 13,620 shares for which Mr. Bergen holds options exercisable within 60 days and restricted stock awards in the amount of 9,500 shares of Common Stock, 3,332 of which have not vested.

          Beneficial ownership for Mr. Bergen does not include 1,212,673 shares of Common Stock beneficially owned by Dr. Kendle, Mr. Bergen's wife, and 594,250 shares of Common Stock held in trust by Kendle Bryan and Mark Brettschneider Irrevocable Stock Trusts, under which the children of Candace Kendle, Mr. Bergen's wife, are beneficiaries. Mr. Bergen does not exercise voting or investment control over either trust.

Item 5             Ownership of 5% or Less of Class:     N/A

Item 6             Ownership of More Than 5% on Behalf of Another Person:    N/A

Page 4 of 4 pages

Item 7              Identification and Classification of the Subsidiary Which Acquired the Security Being
                         Reported on By the Parent Holding Company or Control Person:     N/A

Item 8              Identification and Classification of Members of the Group:     N/A

Item 9              Notice of Dissolution of Group:    N/A

Item 10              Certification:    N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2006 Date /s/Christopher C. Bergen Signature Christopher C. Bergen Name